                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

RELEASE REQUESTED BY CONSOB PURSUANT TO ART. 114 OF LEGISLATIVE DECREE 58/1998

Milan, 5 February 2014

The Company announces that yesterday afternoon it received a request for public disclosure, pursuant to Art. 114 of Legislative Decree 58/1998, from the Italian Securities and Exchange Commission.

The latter, in particular, making reference

- to the press release of 16 January 2014, which disclosed the decision of the Board of Directors of Telecom Italia to perform a benchmarking analysis of the corporate governance of the Company, with the results of the analyses conducted to be presented at the board meeting of 6 February 2014;

- "to the possibility that, as a result of this analysis, the Board of Directors assesses the opportunity of proposing the adoption of amendments to the Bylaws" (as stated, verbatim, in Consob's provision);

- to the characteristics of the shareholders' agreement existing between the shareholders of the relative majority shareholder Telco S.p.A. (and specifically to the pactional provision concerning Telco's submission of a slate of candidates for the appointment of the Board of Directors of Telecom Italia, as well as the possibility of the early termination of the pact itself, "even by granting this right to the dissenting Party within the Board of Directors of Telco called on to take decisions concerning the vote to be cast in the extraordinary meeting of Telecom") and therefore

- to the possibility that "the existence of an interest for the Directors of Telecom expression of Telco - and, indirectly, for the Parties [editor's note: of the shareholders' agreement] - with regard to the amendments to Telecom's Bylaws to be proposed to the extraordinary Shareholders' Meeting of the latter" arises, asked the Board of Directors and the Board of Statutory Auditors of Telecom Italia to issue a press release by 5 February (the day before the meeting mentioned before) containing the following information:

(i) the opinions on the existence, for the Directors of Telecom expression of Telco, of a significant interest for the purpose of applying the provision set out in Art. 2391 of the Civil Code, in relation to any decisions concerning the topics of the governance of Telecom mentioned above;

(ii) the initiatives it intends to adopt with regard to the circumstances referred to in the previous point.

In this regard, while waiting for the board meeting of 6 February 2014,

- it is stated (i) that the agenda for the meeting, under the item "Organizational and corporate governance topics", exclusively states "Governance benchmarking", without any proposal to amend the Bylaws, and (ii) that the agenda of the Control and Risks Committee meeting of today, starting at 2.30 p.m., includes the item "Corporate governance topics";

- it is observed that the rule on Directors' interests (Art. 2391 of the Civil Code) is a disclosure rule which requires the individual concerned, and not the Company or the Board as a whole, to declare any interests, on his/her own behalf or that of third parties, with reference to the specific operation under discussion;

- assurance is given that at the start of the discussion on governance benchmarking those present at the meeting will be reminded that legal provisions must be complied with, also in reference to the aforementioned pact.

* * *

The Board of Statutory Auditors,

- having acknowledged that stated by the Company;

- provided that the obligation to report all interests that a Director may have, either personal or on behalf of third parties, in a certain transaction, for the purposes of the application of Art. 2391 of the Civil Code, is up to the assessment and decision of each Director;

- having observed that each Director (whether or not expression of the reference shareholder) may have an interest, albeit not necessarily in conflict with the Company interest, in the decisions on the governance structure;

specifies that, in the Board of Directors' meeting of 6 February 2014, during the discussion of the topic of governance, it will ensure compliance with the reference regulations, even making a specific reminder to the Directors.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 5th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager